                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             ISA INTERNATIONALE INC.
                             -----------------------
                 (Name of Small Business Issuer in its charter)

Delaware                                                  41-1890229
--------                                                  ----------
(State of Incorporation)                     (I.R.S. Employer Identification No)

204 Central Ave., Suite 111, Faribault, Minnesota                     55021
-------------------------------------------------                    -------
     (Address of principal executive offices)                      (Zip Code)

Issuer's Telephone number - 1-(800)434-3198

Securities to be registered pursuant to Section 12(b) of the Act.

None
----

Securities to be registered pursuant to Section 12(g) of the Act.

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of Class)


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
                               TABLE OF CONTENTS

                                          PART I                                 Page
                                                                                 ----
Item 1.           Description of business  . . . . . . . . . . . . . . . . . .     3
Item 2.           Management's discussion and analysis of financial
                   condition and results of operations . . . . . . . . . . . .    10
Item 3.           Description of property  . . . . . . . . . . . . . . . . . .    14
Item 4.           Security ownership of certain beneficial owners
                   and management  . . . . . . . . . . . . . . . . . . . . . .    15
Item 5.           Directors and executive officers, promoters and
                   control persons . . . . . . . . . . . . . . . . . . . . . .    15
Item 6.           Executive compensation . . . . . . . . . . . . . . . . . . .    16
Item 7.           Certain relationships and related transactions . . . . . . .    16
Item 8.           Description of securities  . . . . . . . . . . . . . . . . .    17

                                          PART II

Item 1.           Market price of and dividends on the registrant's
                    common equity and related stockholder matters . . . . . . .    17

Item 2.           Legal proceedings . . . . . . . . . . . . . . . . . . . . . .    18
Item 3.           Changes in and disagreements with accountants . . . . . . . .    18
Item 4.           Recent sales of unregistered securities . . . . . . . . . . .    18
Item 5.           Indemnification of directors and officers . . . . . . . . . .    19

                                          PART F/S

Index to financial statements . . . . . . . . . . . . . . . . . . . . . . . . .    20

                                          PART III

Item 1.           Index of exhibits . . . . . . . . . . . . . . . . . . . . . .    20
Item 2.           Description of exhibits . . . . . . . . . . . . . . . . . . .    22

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     Through its two wholly-owned subsidiary Minnesota corporations, Internationale Shopping Alliance Incorporated and International Strategic Assets Inc., ISA is engaged in two distinct businesses: (i) the development of a multimedia home shopping network primarily for the purpose of generating direct retail sales of varied products from TV viewers and Internet shoppers, and (ii) direct sales via outbound telemarketing of precious metals consisting mainly of gold and silver coins and bars.

     As used herein, the term "ISA" refers to ISA Internationale Inc. and its subsidiaries, unless the context indicates otherwise.

A. Corporate Organization and Recapitalization

     ISA was incorporated in Delaware in 1989 under a former name, and was inactive operationally for some time prior to its May 1998 recapitalization through a merger with Internationale Shopping Alliance Incorporated which is now a wholly-owned subsidiary of ISA. ISA acquired its home shopping network business through this merger, after which the former shareholders of this subsidiary acquired 89% of the outstanding common stock of ISA through a stock exchange. ISA issued 11,772,600 shares of its common stock in exchange for all of the outstanding common stock of Internationale Shopping Alliance Incorporated. This merger was effected as a reverse merger for financial statement and operational purposes, and accordingly ISA regards its inception as being the incorporation of Internationale Shopping Alliance Incorporated on October 7, 1997.

     ISA incorporated its precious metals subsidiary, International Strategic Assets, Inc., in March 1999.

B. The ISA Home Shopping Network

     ISA's primary business strategy has been its development of a multimedia home shopping network for the purpose of offering in-home shoppers a convenient electronic shopping experience either via television or the Internet, and featuring a broad diversity of high-quality, moderately priced consumer products. Besides its primary market of TV viewers and e-commerce Internet shoppers, ISA also intends to eventually generate material aftermarket and secondary market sales through outbound telemarketing and direct sales catalog operations.

     When established, ISA's home shopping network will offer a wide variety of consumer merchandise, much of which will not be available from other sources. ISA merchandise will include jewelry, gemstones, watches, varied collectibles, household appliances and cookware, consumer electronic products, books, art and antiques, apparel items, sports equipment and memorabilia, and other items which can be portrayed favorably through television programming or Internet website presentation. ISA will obtain its merchandise from numerous domestic and overseas vendors and manufacturers, many of which have been retained by ISA over the past year.

     BACKGROUND OF ISA SHOPPING NETWORK - ISA's multimedia home shopping concept was commenced in October 1997, and from then until the summer of 1998, ISA formulated its strategic business plan and obtained its initial capitalization through a private placement of its common stock with related warrants. During the last half of 1998, ISA acquired extensive television broadcast and satellite uplink transmission equipment, leased a satellite transponder site, leased TV production/broadcast facilities in Knoxville, Tennessee, and retained programming and technical personnel in order to commence a test launch of its proprietary TV home shopping network.


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     Over a 3-4 month period in early 1999, ISA launched its home shopping network from Knoxville, Tennessee via satellite transmission to a nationwide television audience consisting primarily of homeowners having large-dish antenna satellite receiver systems. During this test launch, ISA thoroughly tested and debugged its broadcast operations, show programming procedures, customer ordering and product fulfillment, and sales support and technical TV broadcast systems. ISA is well satisfied that its program content, broadcast transmission, and customer ordering and support operations functioned professionally and met ISA's planned performance standards in all material respects.

     Based on the test launch of ISA television broadcasting from Knoxville, in May 1999 ISA made two strategic decisions: (i) permanent broadcasting of its TV home shopping network would not commence until ISA raised enough capital to acquire and support broadcasting to at least 10 million cable TV viewers, and
(ii) all ISA broadcast equipment and operations would be moved from Knoxville to the Minneapolis/St. Paul metropolitan area where all future TV programming and broadcast activities would be conducted. ISA is now in the process of raising additional capital funds and of moving its equipment from Knoxville. Assuming ISA raises the needed substantial capital, ISA intends to commence permanent broadcasting of its TV shopping programming from a Minneapolis/St. Paul location by March 2000. There is no assurance, however, that ISA will be able to raise the substantial capital needed to commence its TV broadcasting under its current plan of operations.

     MULTIMEDIA BUSINESS STRATEGY - ISA will implement multiple direct sales operations under its home shopping strategy. TV broadcasting will be transmitted both to cable TV networks and satellite receivers. Internet e-commerce retailing will be conducted through a proprietary ISA Website. To address secondary and aftermarket sales, ISA will establish outbound telemarketing and direct catalog sales operations. ISA has chosen its multimedia approach because of its belief that "exposure" to potential consumers is the most important element in creating sales in the home shopping industry. ISA believes that its ability to realize substantial and growing sales will be primarily dependent upon achieving a large amount of merchandise exposure to potential customers through a multimedia strategy.

     ISA TELEVISION NETWORK - Current plans of ISA are to commence full TV home shopping broadcasting by March 2000, which will be transmitted via communications satellite to various targeted audiences primarily representing cable TV subscribers of various cable TV systems with which ISA will enter into affiliation agreements. ISA believes that sales from TV shopping will constitute the largest source of its future revenues. ISA television broadcasting will be transmitted through the use of ISA's complete satellite uplink equipment used in conjunction with a satellite transponder which will be leased by us. ISA expects to lease its transponder from Bee Sweet Enterprises, London, Ohio, which is the company ISA leased its transponder during its test launch broadcasting from Knoxville, Tennessee in early 1999. ISA currently has a multiple-purpose contract with Bee Sweet Enterprises providing both for the leasing of transponder space and for providing affiliation agreements between ISA and cable system operators which will carry future ISA programming. Bee Sweet Enterprises will negotiate future affiliation agreements between ISA and cable system operators, which agreements will require ISA to pay monthly access fees to carry ISA programming. Bee Sweet Enterprises has agreed to suspend any transponder payments until ISA commences broadcasting from a Minneapolis/St. Paul location, since ISA has no need for a transponder until then.

     FUTURE TV PRODUCTION AND BROADCAST OPERATIONS - ISA television home shopping will be presented live from one or more fully equipped production studios, and will employ modern photography procedures, leading computer graphics technology and other creative merchandising techniques intended to present ISA merchandise to TV viewers in a friendly and informal sales environment. Program format will emphasize an interactive and entertaining atmosphere intended to effectively describe and demonstrate the merchandise being offered by show hosts. All ISA tele-

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vision programming will be produced by fulltime ISA production personnel at the
ISA broadcast studio facilities, and transmitted from there via satellite to the targeted viewing audiences.

     ISA merchandise will be presented by professional on-air TV hosts, and TV viewers can place their orders immediately and directly with ISA via a toll-free dedicated telephone number shown on their TV screens. Orders will be processed immediately at the ISA Call Center by trained telemarketing service personnel using specialized order processing computer equipment which provides real-time information feedback to on-air show hosts. Home shopping TV programming will include targeted category, themed and general merchandise presentations, while emphasizing ISA's main merchandise categories such as jewelry, collectibles and sports memorabilia. Special themed programs will be aired for established holidays or events including Mother's Day, Father's Day, Valentine's Day, and the Christmas season. Programming will be divided into specifically timed segments, with each segment having a live TV show host who presents the merchandise and conveys information on specific products such as price, quality, and special or unique product features. Besides regular programming, ISA intends to feature occasional celebrity or special guests to promote products they are associated with, including TV or movie stars, recording artists or recognized athletes.

     Interactive viewer participation will be an important element of ISA television programming. ISA show hosts will engage in on-air telephone discussions with selected viewers regarding the merchandise being presented or the caller's previous TV shopping experience with ISA. ISA will place and maintain a high priority on the hiring and training of TV show hosts and their support personnel, since ISA believes they are a key factor for inducing viewers to make the type of "impulse" purchase decisions characteristic of TV home shopping. ISA will attempt to attract and retain experienced show hosts with recognized personalities who already have established a loyal following from past experience. Show hosts will be encouraged to develop distinct individual personality traits and presentation techniques to promote positive bonding with TV viewers.

     ISA INTERNET E-COMMERCE - Electronic retail shopping via the Internet, popularly known as "e-commerce", has experienced explosive growth in the past few years, and continues to expand fast. Over a recent one-year period, e-commerce transactions grew from $6 billion in 1997 to over $18 billion in 1998, and are expected to surge past $300 billion by 2002. The Internet is being recognized increasingly by the general population as an effective retailing medium, with one of four Americans already having made at least one online retail purchase. ISA believes that a large and growing segment of the population now regards e-commerce as a convenient, affordable and pleasing alternative to other shopping channels.

     Accordingly, ISA's business strategy places strong emphasis toward the development of an effective professional ISA website presence on the Internet, and to participate fully in this unique retailing channel. ISA has acquired its proprietary website address, www.shopISA.com, and is now in the process of developing Internet format and product presentation procedures to offer quality e-commerce shopping worldwide. ISA intends that its website will continuously display numerous products from varied merchandise categories, and product offerings will be changed frequently. ISA will utilize state-of-the-art computer and server equipment suitable for volume e-commerce retail sales.

     ISA will retain professional e-commerce website designers to create its website presentation, and ISA intends to develop a comprehensive website presence featuring merchandise portrayed in easy-to-view graphics and accompanying narrative designed to appeal to Internet online shoppers. ISA believes that future e-commerce sales

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will represent a substantial portion of its total revenues, and that the ISA website will become an effective marketing channel both for initial sales to new customers and for aftermarket sales to the existing ISA customer base.

     ISA estimates that its e-commerce website will be fully developed and operational by March 2000. After becoming operational, ISA intends to actively promote its Internet website both through ISA television programming and through considerable independent advertising in various print and electronic media sources.

     PLANNED TELEMARKETING AND CATALOG MERCHANDISING - Besides its primary electronic retailing via television and e-commerce, ISA intends to target direct sales through both outbound telemarketing and direct-mail catalog operations. Telemarketing and catalog sales activities will be targeted both to aftermarket sales from the existing proprietary ISA customer database, and to certain secondary markets based on mailing lists purchased from independent sources. Current plans of ISA provide for telemarketing and catalog sales operations to be launched in the second half of 2000 in time to participate in the yearend holiday seasons.

     ISA believes that most of the procedures, equipment and personnel needed for its planned telemarketing and catalog sales, such as order fulfillment and customer service, will be identical to those already established by ISA for its television and Internet home shopping operations. Moreover, much of the merchandise planned to be offered through ISA telemarketing and catalog sales will be the same products offered via the ISA electronic retail network. Accordingly, ISA does not expect to encounter much difficulty in coordinating and integrating future telemarketing and catalog sales operations with its overall multimedia direct sales business.

     For its planned outbound telemarketing, ISA intends to acquire or develop state-of-the-art automated telephony systems and workstations including the latest telemarketing functions and procedures such as automatic customer list dialing, display information on potential customers, immediate credit card processing and confirmation, and other automated functions. ISA also intends to train its telemarketing personnel thoroughly in proper and effective outbound direct sales phone procedures and techniques prior to their beginning sales calls to potential customers.

     Production of planned direct-mail catalogs most likely will be outsourced to professional firms skilled in direct-mail catalog format and graphics, product presentation layout, and volume catalog publication. ISA anticipates publishing periodic general merchandise catalogs with the main one based on each yearend holiday shopping season, and also publishing and distributing certain specialty catalogs from time to time featuring a specific merchandise category such as jewelry.

C. Merchandise Purchasing and Suppliers.

     The ISA multimedia home shopping network plans to offer a wide range and varied mix of quality merchandise, and ISA anticipates that jewelry (including watches and gemstones) will represent its largest and most offered category. ISA intends to feature certain jewelry merchandise designed exclusively for sale by ISA. Types of merchandise planned to be offered by ISA include standard product lines, products made to specifications from ISA, and certain overstock or close-out inventory offered by wholesalers and liquidation vendors. ISA also intends to offer home shoppers new or unique products on a regular basis which are not available from other home shopping sources. The mix of products and sources of merchandise will vary from time to time depending upon a variety of factors such as price and product availability.

     ISA intends to obtain its merchandise from numerous domestic and foreign suppliers, including manufacturers, wholesalers, distributors, importers and other vendors. ISA already has established purchase arrangements to obtain mer-

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chandise from 45-50 different suppliers, and ISA believes it will never be dependent upon one or a small number of suppliers for a significant portion of its merchandise inventory. ISA has developed an extensive database of potential vendors which can provide a wide variety of goods in many categories which ISA considers suitable for television shopping presentation. This vendor database includes many suppliers in the USA as well as others in the United Kingdom, continental European countries, Africa, Hong Kong and Australia. Based on the initial test launch of our TV shopping network and the past industry experience of ISA management, ISA does not anticipate any difficulties obtaining ample and varied merchandise inventory from our suppliers, nor does ISA expect to encounter any material delays in having product orders fill by suppliers.

     ISA's merchandising department will negotiate directly with the many suppliers providing products to be sold through the ISA multimedia shopping network. ISA will strive to obtain the lowest prices available from suppliers while at the same time ensuring good product quality and durability. Besides dealing with established vendors and new suppliers who contact ISA to sell their goods, ISA intends to attend 3-4 major trade shows annually where vendors display and offer their products to direct sales retailers.

     Since there are multiple sources of supply for the various product categories planned to be offered by ISA's home shopping network, ISA doesn't plan on entering into any long-term commitments or arrangements with suppliers. ISA also will attempt to take full advantage of any volume discounts offered by suppliers.

D. Marketing and Customers

     Direct in-home shopping for consumer products has become a huge multimedia industry, and ISA expects this industry to experience substantial and steady growth over the coming years. ISA also believes that a significant and growing portion of the general population now prefers to shop direct from their homes via television, telephone, Internet or catalog transactions.

     ISA plans to offer a wide variety of quality merchandise directly to home shoppers at retail prices which are lower than, or at a substantial discount from, standard suggested retail prices. ISA expects to realize sales in its home shopping network from four sources, (i) new customers from households viewing ISA television programming or connecting online with the ISA e-commerce website,
(ii) new customers from additional cable TV audiences from added cable TV affiliations to be entered into by ISA from time to time, (iii) repeat sales to loyal customers already having purchased products from one or more of ISA's shopping media, and (iv) aftermarket and secondary market sales from ISA outbound telemarketing and direct-mail catalog sales. ISA believes that its multimedia approach will enable it to reach a broad shopping population of varying income, occupational, socio-economic and cultural levels, and having widely varying merchandise category preferences.

     ISA intends to aggressively promote, advertise and market its electronic retail operations directly to television viewers and Internet e-commerce shoppers. ISA TV programming and website presentation will be targeted to both men and women to assure maximum exposure to both genders. Based on the recent test launch of ISA TV network programming and certain industry data, ISA believes that at least 60% of its future customers will represent women shoppers from households having at least one family member with middle- to upper income employment. ISA also believes that television shopping sales will represent a substantial majority of the revenues to be received by ISA.

     In order to inform potential customers about ISA TV programming and website presentation, ISA plans to conduct substantial ongoing advertising and promotional activities to publicize ISA television scheduling and programming and website presentation. Such marketing activities will include advertising in various TV guides and Internet publications, on-air media advertising, advertising in selected


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periodicals and other print media, direct-mail campaigns to the ISA customer base and other targeted potential customer groups, and maintaining ISA TV program scheduling on the ISA Internet website.

E. Merchandise Ordering/Fulfillment and Customer Service

     Product ordering and fulfillment will be conducted through ISA's specialized computer telephony system with its many automated special functions which will handle customer order entry, interaction with ISA on-air show hosts, inventory control, and customer order fulfillment including shipping, customer database record-keeping, and warehousing. The ISA Call Center will be staffed by live incoming call operators equipped with an active terminal online with the ISA automated order entry and fulfillment system. ISA's computer telephony system is capable of handling and processing up to 24 calls simultaneously. Incoming call online terminals display real-time data on the volume of incoming calls, the call center representatives on duty, number of calls being processed, and other material data.

     Automated order fulfillment functions of the ISA integrated computer system will facilitate timely delivery of merchandise to customers by tracking individual purchase orders, inventory and shipping data, and customer payment data such as credit verification or other payment terms. Customer payments can be made through recognized credit cards, personal check or money order, but ISA anticipates that a substantial majority of customers will pay by credit card. ISA intends to ship merchandise orders to customers within 48 hours of their receipt by ISA, via UPS or the U.S. Postal Service, and ISA anticipates product delivery to customers will occur within 7-10 days of the initial order.

     ISA considers customer service as a key element of its overall business strategy, and the ISA Customer Service department will handle various customer service functions such as specific customer requests and complaints, product return policies, warranty matters, and specific product information. ISA intends to have fulltime trained customer service personnel available always as live operators to handle customer inquiries directed to ISA via the ISA toll-free telephone lines. These ISA customer service personnel will be online with the ISA computerized order entry and fulfillment systems and thus will have immediate access to each customer's purchase and credit history while on the phone line with the customer, which ISA believes will enable it to promptly resolve most inquiries and requests from customers.

F. Precious Metals Direct Sales

     ISA conducts outbound direct telemarketing sales of precious metals through its wholly-owned Minnesota subsidiary, International Strategic Assets Inc., which is based in suburban Minneapolis/St. Paul. ISA offers and sells gold, silver, platinum and palladium in bullion form including bars and coins of various types and face amounts. Based on sales to date, ISA believes that at least 75% of ISA precious metals sales will consist of gold bullion, with silver bullion representing a majority of the remaining 25%.

     Precious metals sales are made via direct selling activities of ISA's fulltime precious metals sales representatives, most of whom are experienced and already have developed an established customer base over recent years. Their sales efforts are directed primarily to wealthy or Upper-income persons who desire to diversify and balance their investment portfolios through the holding of a core position of precious metals. ISA sales representatives are paid a set commission based on the amount of their sales.


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     After obtaining a customer order for precious metals, ISA purchases the specific amount of bullion from one of the many precious metals wholesalers or bullion banks dealing in precious metals, and then arranges for direct shipment of the order to the ISA customer. Shipments of precious metals by ISA are both registered and insured, and are made to ISA customers promptly upon receipt of full payment from the customer. There are many sources of supply available to ISA for precious metals to fill customer orders, and the loss of one or more of such sources would not have any material effect on the business of ISA.

G. Competition

     All segments of direct retail merchandising are highly competitive, and numerous competitors of ISA have substantially greater financial, management, marketing and operational resources than those of ISA. ISA will compete with all forms of retail businesses including department, discount, mass merchandise, warehouse and specialty stores, other home shopping channels including TV and e-commerce and catalog operations, outbound telemarketing organizations, precious metals sellers of all sizes, and other direct sellers of consumer merchandise. The television home shopping industry is dominated by two networks, QVC and Home Shopping Network, and also has other well-established networks including ValueVision and Shop-at-Home. ISA's planned future Internet e-commerce, catalog, and outbound telemarketing sales operations also will encounter a crowded and highly competitive marketplace filled with numerous organizations including major catalog sales companies, existing and rapidly emerging e-commerce websites, various types of direct telemarketers, and conventional retailers having substantial catalog operations and/or established e-commerce websites.

     ISA also anticipates that new entrants will enter this marketplace on a regular basis, resulting in further competition for customers and for recruiting and hiring experienced industry personnel. Such new competitors could include certain major television networks and cable systems, well-capitalized new e-commerce websites, new catalog and other print media direct sellers, and other emerging direct and indirect retailers.

     ISA believes that the principal competitive factors in its industry are exposure of broadcasting, product quality and price, TV program and website presentation, name recognition and customer service. ISA will be at a competitive disadvantage in attracting TV audiences since it is unknown, its programming will not be broadcast fulltime, and it will have a much smaller potential customer viewing audience compared to its main competitors. ISA will be at a similar disadvantage in its e-commerce operations since many of its online competitors will have already established their businesses and be well recognized as an Internet shopping source. ISA also will need to compete with established companies in hiring and recruiting experienced home shopping personnel, and in entering into cable television affiliations for broadcast carriage on their cable systems. ISA cannot predict the degree of success with which it will be able to meet competition in the future.

H. Governmental Regulations and Environmental Compliance

     ISA's home shopping operations will be subject to licensing and other regulation by federal, state and local governmental authorities regarding television broadcasting, telemarketing, health and safety conditions, labor and employment matters, facility sanitation and other matters. ISA does not anticipate any difficulties or delays in complying with such federal, state or local licensing and regulations, and ISA believes it will be able to remain in material compliance with such licensing and regulatory matters regarding all our planned future operations. Any failure by ISA to satisfy regulatory requirements could affect the business and financial condition of ISA adversely.

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     The television industry in particular is subject to extensive regulations of the Federal Communications Commission (FCC), which are subject to change including further legislation. There can be no assurance that laws, rules or policies of the FCC which could adversely affect ISA will not be enacted at a future date. ISA holds the necessary license from the FCC to engage in television home shopping operations. Regarding e-commerce, currently there is little regulation of the Internet, but there can be no assurance future legislation will not lead to regulation of e-commerce retailing on the Internet which would impact ISA adversely.

     ISA does not expect that any federal, state or local laws or regulations relating to environmental matters will have any material effect on ISA's business or financial condition.

I. Personnel

     As of September 15, 1999, ISA had nineteen fulltime employees including four executive officers, two administrative and accounting personnel, three TV home shopping technical and development personnel, and ten precious metals sales representatives.

 J. Seasonality

     ISA anticipates that all segments of its planned multimedia home shopping business will be subject to seasonal fluctuations, with the highest sales activity most likely occurring in the fourth quarter of each calendar year due to general increased spending of consumers for the yearend holiday season.

K. SEC Reporting

     This Form 10-SB is the first filing of ISA with the Securities and Exchange Commission, and is being made for the purpose of making ISA a "reporting company" under Section 12(g) of the Securities and Exchange Act of 1934, as amended. After this Form 10-SB becomes effective, ISA intends to file all of its required information with the Securities and Exchange Commission (SEC), including annual 1OKSB filings, quarterly 10QSB filings, and all other forms that may be or become applicable to ISA with the SEC.

     The public may read and copy any materials that are filed by ISA with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Information on the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. All forms filed by ISA with the SEC also must be electronically filed under the SEC "EDGAR" electronic filing system, and are available for viewing or copying on the SEC Internet website that contains reports, proxy and information statements, and other information regarding reporting companies that file electronically with the SEC. The Internet address for this SEC website can be found at http://www.sec.gov.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

A. Forward Looking Statements

     The information herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainties, including, without limitation, the ability of the Company to continue its business strategy which will require it to obtain significant additional working capital, changes in costs of doing business and obtaining merchandise products, changes in governmental

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regulations and labor and employee benefits and costs, competition and pricing, and general economic and market conditions. Such risks and uncertainties may cause the Company's actual results, levels of activity, performance or achievements to be materially different from those future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and expectations reflected in these forward looking statements are reasonable, any of the assumptions and expectations could prove inaccurate or not be achieved, and accordingly there can be no assurance the forward looking statements included in this Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in these forward looking statements, their inclusion herein should not be regarded as any representation by the Company or any other person that the objectives, plans, and projected business results of the Company will be achieved.

     Generally, such forward looking statements can be identified by terminology such as "may," "anticipate," "expect," "will," "believes," "intends," "estimates," "plans," or other comparable terminology.

B. Need For Additional Capital to Implement Business Strategy

     Currently ISA derives all its revenues from its precious metals telephone sales, which is only one element of its overall business strategy to conduct multimedia direct selling operations of many products. ISA's primary business development has been its TV home shopping network, which it successfully launched on a test basis from Knoxville, Tennessee over a five-month period prior to May 1999. However, ISA will not be able to commence permanent TV broadcasting unless and until it raises $2-$3 million in working capital to support its TV home shopping operations and move its broadcast transmission equipment from Knoxville to the Minneapolis/St. Paul area. Moreover, it will not be able to implement its planned Internet e-commerce operations either unless it raises such significant working capital.

    ISA's current plans include raising its needed capital through a private placement of debentures convertible into common stock of ISA, and ISA intends to commence this private placement in September 1999. Assuming ISA can obtain its needed additional capital through this private placement, it plans to commence broadcasting its TV home shopping network from a Minneapolis/St. Paul location by March 2000. Current plans include affiliations with enough cable TV systems to provide a potential audience of at least 10 million viewers when broadcasting is commenced from Minneapolis/St. Paul.

     If ISA is unable to raise substantial additional funding, it would not be able to commence TV broadcasting because of the need for significant working capital to pay for affiliations with cable TV systems, lease a satellite transponder for broadcast transmissions, hire and pay salaries for TV home shopping personnel, and other essential working capital needs. Such an event would result in a drastic curtailment of ISA's planned business strategy, since the only business operation of ISA would then be its precious metals sales operation.

     Until ISA obtains additional capital and commences its planned electronic retailing through TV and e-commerce home shopping, it will continue to derive all revenues from its sales of precious metals.

C. Liquidity and Capital Resources

     ISA has obtained its capitalization primarily through the sale of its equity securities to a limited group of private investors known to management of ISA. Between the inception of ISA in 1997 through December 31, 1997, ISA raised $400,000 in cash through the sale of its common stock with accompanying warrants;

in calendar year 1998, ISA raised an additional $833,376 in cash through sales of common stock and common stock with accompanying warrants; and during January-February 1999 ISA raised a total of $1,171,040 through the exercise of outstanding warrants by existing shareholders, of which $418,002 was in cash and $753,038 was in gold bullion and coins transferred to ISA. Such gold bullion and coins were immediately liquid to ISA, and have since been converted to cash.

     The Company does not expect to need any material financing for accounts receivable or carrying inventory. Precious metals are supplied to the Company on a pledged basis through a loan payable from suppliers which is paid at the time the customer pays the Company for the order. Regarding the Company's planned electronic retailing via TV and e-commerce, any accounts receivable will be minor in nature since the Company will receive payments from customer credit card and check purchases prior to having to pay the vendors who are supplying products. Most merchandise inventory sold in the Company's multimedia home shopping operations will be available from vendors on a consignment basis which will not require the Company to pay vendors until the products are sold and paid for by customers of the Company.

     As of September 15, 1999, the Company had current assets of approximately $208,000 consisting of $58,000 in cash, $143,000 in accounts receivable for precious metals purchases by customers, and $7,000 in other current assets. At the same time, the Company had approximately $175,000 in current liabilities consisting of $114,000 payable to a precious metals supplier, $25,000 in accounts payable, $32,000 in accrued liabilities and $4,000 in other current liabilities. Accordingly, the Company's current working capital position is only approximately $33,000. The Company has no long-term liabilities.

     The Company's working capital position is only sufficient to support its precious metals sales business conducted through International Strategic Assets Inc. In order to commence any meaningful television or e-commerce direct selling operations to home shoppers, the Company will need to raise significant additional capital, and there is no assurance such additional needed capital will become available to the Company through either debt or equity sources.

D. Capital Expenditures

     The Company had no capital expenditures from its inception in October 1977 to yearend 1997. During the year ended December 31, 1998, the Company incurred capital expenditures totalling $434,614 primarily for data processing hardware and software systems, telemarketing and computer telephony equipment, and broadcast and studio equipment for the Company's home shopping TV network including extensive satellite uplink transmission equipment. During the six-month period ended June 30, 1999, the Company incurred capital expenditures of $48,066 primarily for equipment and leasehold improvements for its precious metals sales and administrative offices in suburban Minneapolis/St. Paul.

     The Company does not need to make any additional capital expenditures for its current operations. Assuming the necessary capital is raised to satisfy planned TV home shopping network broadcasting from Minneapolis/St. Paul, the Company will need to make significant capital expenditures for leasehold improvements and equipment to equip and renovate whatever programming and broadcast facilities are established in the Minneapolis/St. Paul area.

E. Comparison of Results of Operations

     Six Months ended June 30, 1999 and June 30, 1998 & Years Ended December 31, 1998 and December 31, 1997.

SALES

     Sales for the six months ended June 30, 1999 were $1,140,210 and consisted primarily of sales of precious metals through the Company's wholly-owned subsidiary, International Strategic Assets Inc. There is no comparison regarding the comparable six months of 1998 since the Company had no revenues until late 1998.

     Sales for the year ended December 31, 1998 were $35,113 which were all from the Company's test launch of its TV shopping network which commenced at the end of 1998. There were no sales from the Company's inception in October 1997 to the 1997 yearend.

LOSSES

     Net losses for the six months ended June 30, 1999 were $(1,997,083) compared to $(232,462) for the comparable six-month period in 1998. This large increase in net losses was due primarily to the considerable working capital expenses required incident to conducting a test launch of the Company's TV home shopping concept during most of the first half of 1999.

     Net losses for the year ended December 31, 1998 were $(618,052) compared to $(125,906) for the period from inception in October 1977 to yearend 1977. This increase in losses was due primarily to the longer development period in 1998 compared to the 1997 period of only three months since inception of the Company.

EXPENSES

     Operating expenses for the six months ended June 30, 1999 were $815,973 compared to $150,229 for the comparable six-month period of 1998. This increase was due mainly to the increase in working capital needed for (i) the test launch of TV home shopping network operations, and (ii) expenses to commence precious metals sales operations in the second quarter of 1999.

     Operating expenses for the year ended December 31, 1998 were $570,084 compared to $126,806 in 1997. This increase was due to additional engineering, TV programming, and administrative expenses necessary to conduct the test launch of the Company's TV home shopping network.

GROSS PROFIT AND COST OF GOODS SOLD

     Cost of goods sold for the six months ended June 30, 1999 were $963,631, which was mostly attributable to the wholesale cost of purchasing precious metals, and resulted in a gross margin of $176,579 (15.5%) for that six-month period. There is no comparison to the comparable six-month period of 1998 since there were no sales during that period.

     Cost of goods sold were $16,155 for the 1998 year ending December 31, 1998, resulting in a gross margin of $18,958 for that year which only included about one month of the sales from the Company's TV network test launch. There is no comparison from 1997 operations since there were no sales in 1997.

F. Income Tax Benefit

     The Company has an income tax benefit from net operating losses which is available to offset any future operating profits. See Note 6 of the audited financial statements included in this Form 10-SB.

G. Impact of Inflation

     The Company believes that inflation has not had any effect on its development or operations since its inception in 1997. Furthermore, the Company does not believe inflation will have any material effect for the foreseeable future. In any event, the Company believes it can offset any future inflationary increases in the cost of goods and labor by increasing its sales and thereby improving its operating efficiencies through economies of scale.

H. Impact of Year 2000 (Y2K)

     The Year 2000 Issue is the result of computer programs being written over many years which use two digits rather than four to define the applicable year. Accordingly, data processing systems with date-sensitive software may recognize a date using "00" as the year 1900 rather than the correct year 2000. This could result in system failures or material miscalculations causing disruptions to or even cessations of business operations, and a corresponding adverse effect to normal business activities.

     Based on an internal analysis by the Company of its data processing and computer-based telemarketing and telephony hardware and software systems, the Company does not anticipate that any of its informational or operational technology systems will be impacted materially by the Year 2000 issue, nor does the Company expect that it will have to correct or replace any of its present data processing systems. Moreover, the Company does not expect any problems due to the Year 2000 involving its suppliers since it will only be obtaining precious metals until well into 2000, and the key suppliers of its precious metals have already informed the Company that the Year 2000 will not interfere with the Company's ability to obtain precious metals from them after 2000.

     Any serious disruptions in the general economy caused by the Year 2000 Issue, however, could materially adversely affect the Company's future business and operations, but it is impossible to predict the degree of harm that the Company would incur from one or more of such disruptions.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns considerable TV broadcast and transmission equipment, studio programming equipment, furniture, data processing and computer telephony equipment, related to its TV home shopping network activities, which equipment is currently located in Knoxville, Tennessee. All of this equipment is in good working condition and suitable for TV broadcast startup operations after it is moved to Minneapolis/St. Paul as currently planned by the Company. All of this equipment has been paid for by the Company.

     The Company maintains its headquarters in office spaces of 1,500 square feet in Faribault, Minnesota, under an oral month-to-month lease requiring monthly rental payments of $200.

     The Company leases office and production facilities of approximately 16,000 square feet in Knoxville, Tennessee which were used for its test launch of its TV home shopping network. These facilities include full broadcast, studio prouction, order fulfillment and warehousing, and administrative spaces to conduct a TV home shopping business. These Knoxville facilities are being leased under a written five-year lease requiring escalating lease payments from $6,303 to $11,435 per month until expiration of the lease in 2003. When the Company entered into this lease, it planned to conduct permanent TV broadcast operations from Knoxville, but since the Company decision to move its home shopping network to the Minneapolis/St. Paul area, the Knoxville facility is no longer needed by the Company. The owner of the Knoxville facility, who is a shareholder of the Company, is in the process of attempting to sublease these facilities for the Company. In the event the facilities in Knoxville cannot be subleased on terms similar to those now binding the Company, the Company would incur a loss for the resulting difference.

     The Company's wholly-owned subsidiary, International Strategic Assets Inc., leases its sales and administrative facilities for its precious metals sales operations in a large office complex in Eagan, Minnesota, a suburb of Minneapolis/St. Paul. These facilities consist of approximately 7,300 square feet and they are being leased under a five-year lease expiring in 2004 and requiring current monthly payments of approximately $6,100 including base rental and the tenant's share of the overall building complex expenses and real estate taxes. Monthly rental will increase if such operating expenses and real estate taxes increase. Rental payments under this lease are guaranteed by the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of September 15, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock of the Company, by each director and executive officer of the Company, and by all executive officers and directors as a group.


 Name and Address of                                   Number of Shares          Percent of Common
 Beneficial Owner(1)                                 Beneficially Owned             Stock Owned
 -------------------                                 ------------------          -----------------
 Gerald J. Durand(2) ......................                  5,175,300                33.6%
 Bernard L. Brodkorb(3) ...................                  1,650,000                11.2%
 Ronald G. Wolfbauer(4) ...................                    918,000                 6.2%
 Michael G.W. Birch(3) ....................                  1,625,000                11.0%
 Barbara McLean ...........................                  2,295,000                16.0%
 All executive officers and
 directors(3 persons) .....................                  7,743,300                47.7%

-------------------------
(1) The address of Messrs. Durand, Brodkorb, Wolfbauer and Birch is 204 Central Avenue, Faribault, Minnesota 55021; and the address for Barbara McLean is 2208 North Wilmar Drive, Quincy, Illinois 62301.
(2) Includes warrants to purchase 1,000,000 shares exercisable at $1.00 per share.
(3) Includes warrants to purchase 400,000 shares exercisable at $1.00 per share.
(4) Includes warrants to purchase 459,000 shares exercisable at $1.00 per share.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The current directors and executive officers of the Company are as follows:

Name                                       Age         Position
----                                       ---         --------
Gerald J. Durand                           48          President, Chief Executive Officer and Director
Bernard L. Brodkorb                        58          Treasurer, Chief Financial Officer and Director
Ronald G. Wolfbauer                        37          Director

     GERALD J. DURAND has been the President, Chief Executive Officer and a director of the Company since its inception in October 1997. Mr. Durand has over 20 years experience in executive officer or marketing management positions with various companies involved in direct sales, including considerable involvement in the TV home shopping industry. Until he commenced fulltime employment with the Company in early 1999, he was the General Sales Manager of Investment Rarities Inc., a suburban Minneapolis direct retail seller of precious metals investments, where he was in charge of over 70 sales representatives offering products nationwide.

     BERNARD L. BRODKORB has been the Treasurer, Chief Financial Officer and a director of the Company since its inception in October 1997. Mr. Brodkorb has been an independent practicing Certified Public Accountant(CPA) within the State of Minnesota for many years, and he has extensive experience in financial and accounting matters relating to both private and public companies, including auditing, finan-cial consulting, and advising on corporate taxation. He is a member of the Minnesota Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     RONALD G. WOLFBAUER has been a director of the Company since May 1998. Mr. Wolfbauer also has been the Managing Director of International Strategic Assets Inc., the Company's wholly-owned subsidiary engaged in precious metals sales, since its inception in April 1999, where he is in charge of all sales personnel and general corporate operations. Prior to commencing fulltime employment with the Company's precious metals subsidiary, Mr. Wolfbauer was a Monetary Specialist with Investment Rarities, Inc., a large precious metals firm conducting direct retail sales throughout the USA.

ITEM 6. EXECUTIVE COMPENSATION

     The Company did not pay any compensation to any executive officer or employee from its inception in October 1997 to December 31, 1997; and the Company did not pay any executive officer or employee total compensation exceeding $100,000 during the fiscal year ending December 31, 1998. The following table provides summary information for the fiscal year ended December 31, 1998 regarding all compensation paid to its Chief Executive Officer:

                           SUMMARY COMPENSATION TABLE

Name and                                   Annual Compensation              Long Term Compensation            All Other
Principal                                -----------------------            ----------------------             Compen-
Position                     Year        Salary      Bonus Other             Awards        Payouts             sation
----------                   ----        ------      ----- -----             ------        -------           ------------
Gerald J. Durand             1998        $28,000      -0-    -0-               -0-           -0-                  -0-
 President/CE0

     The Company's directors are not compensated for their services as directors of the Company. The three directors of the Company were granted warrants in late 1997 to purchase a total of 1,859,000 shares of common stock of the Company at an exercise price of $1.00 per share over a five-year term, with Mr. Durand receiving warrants to purchase 1,000,000 of the shares, Mr. Brodkorb receiving warrants to purchase 400,000 of these shares, and Mr. Wolfbauer receiving warrants to purchase 459,000 of these shares.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The promoters of the Company are Gerald J. Durand, Bernard L. Brodkorb, Ronald G. Wolfbauer and Michael G.W. Birch, and they may be otherwise referred to as founders of the Company. Incident to the founding and organization of the Company in late 1997, the promoters of the Company received the following shares of common stock and related warrants incident to services rendered by them involved with the founding and organization of the Company, which services were valued on the basis of $.01 per share. All of these warrants have five-year terms and they can be exercised anytime during such term at a purchase price of $1.00 per share.

Name of Founder                Common Shares Issued                Common Shares Exercisable By Warrant
---------------                --------------------                ------------------------------------
Gerald J. Durand                      6,000,000                                 1,000,000
Bernard L. Brodkorb                   1,750,000                                   400,000
Ronald G. Wolfbauer                     459,000                                   459,000
Michael G.W. Birch                    1,750,000                                   400,000

     In January 1999 the Company redeemed a total of 1,650,000 shares of its common stock from Messrs. Durand, Brodkorb and Birch as follows, which shares were returned and contributed to the capital stock account of the Company for no consideration:

           Person                            Number of Shares Redeemed
           ------                            -------------------------
           Gerald J. Durand .........                600,000
           Bernard L. Brodkorb ......                525,000
           Michael G.W. Birch .......                525,000

     In February 1999, Barbara McLean exercised warrants to purchase 1,530,000 shares of common stock of the Company for $.50 per share, or total consideration of $765,000. She exercised these warrants incident to an offer of the Company to reduce the exercise price from $1.00 to $.50 for a temporary period.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company has two classes of authorized shares of capital stock: $.0001 par value Common Stock and $.0001 par value Preferred Stock, consisting of 35,000,000 shares of total capital stock of which 30,000,000 authorized shares are Common Stock and 5,000,000 authorized shares are Preferred Stock. There are no outstanding shares of Preferred Stock, and as of September 15, 1999 there were 14,382,215 shares of Common Stock issued and outstanding.

     Authorized common shares not yet outstanding may be issued from time to time in such amounts and terms as determined by the Board of Directors of the Company. Holders of common stock are entitled to one vote per share for the election of directors and on all other matters to be voted upon by shareholders. There are no preemptive, conversion or redemption rights regarding the Common Stock of the Company, and all outstanding shares of the Company are duly and validly issued and fully paid and nonassessable. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, if any. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after payment of liabilities of the Company and the liquidation preference of any other securities. Holders of Common Stock do not have cumulative voting rights, which means the holders of more than 50% of outstanding shares voting for election of directors can elect all the directors of the Company. The transfer agent and registrar for the Common Stock of the Company is Fidelity Transfer Company of Salt Lake City, Utah.

     Regarding the Preferred Stock of the Company, the Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more classes or series, and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, and certain other rights and preferences, any or all of which may be greater than the rights of the Common Stock. Without shareholder approval, the Board of Directors of the Company can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of holders of Common Stock. The Company has no present plans to issue any shares of its preferred stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's Common Stock is traded publicly and quoted over-the-counter on the NASD Electronic Bulletin Board under the symbol "ISAI." Since the Company's inception in October 1997, trading has been sporadic, of low volume and on a very limited basis, and there is no assurance an active trading market will be established or maintained. The table below sets forth the high and low bid prices for the Company's Common Stock for each quarter since the Company's inception in October 1997. These bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

            Quarter                               High Bid             Low Bid
            -------                               --------             ------
1997
            Fourth(no transactions)                 $1.50               $1.50
1998
            First (no transactions)                 $1.50               $1.50
            Second                                  $2.50               $1.50
            Third                                   $3.00               $1.50
            Fourth                                  $3.25               $1.50
1999
            First                                   $4.25               $3.25
            Second                                  $3.25               $0.375
            Third(to September 15)                  $0.375              $0.25

     As of September 15, 1999 there were 271 shareholders of record holding Common Stock of the Company.

     The Company has not declared any cash dividends since its inception, and does not anticipate declaring or paying any such dividends in the foreseeable future. Payment of dividends is within the discretion of the Board of Directors of the Company and any future dividends will depend on a number of factors including earnings, capital requirements, and general financial condition of the Company. There are no current restrictions limiting the Company's ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings, including proceedings by governmental authorities, currently pending against the Company or any of its property.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        The following information includes all securities sold by the Company since its inception in October 1997:

        A. Incident to the founding and organization of the Company in late 1997, the founders of the Company (which included all current directors of the Company) and certain persons associated with them received a total of 10,824,000 shares of common stock of the Company based on $.01 per share of value, a total of $108,240, either for services rendered or settlement of accounts payable involved with the organization of the Company; and they also received 5-year warrants to purchase a total of 2,884,000 common shares of the Company exercisable at $1.00 per share. Exemption for this transaction is claimed under
Section 4(2) of the Securities Act of 1933 since the founding of the Company was a strictly private transaction not involving a public offering and all of such founders and their associates acquired the common stock for long-term investment and all stock certificates were legended to prevent further distribution thereof unless registered or satisfying an exemption from registration.

        B. From November 1997 to June 1998, the Company sold a total of 1,579,535 Units at a purchase price of $.6536 per Unit, a total amount of $1,032,376, to a limited number of 16 investors (most of whom are accredited investors) in a private placement, with each Unit consisting of one share of Common Stock of the Company and a five-year warrant to purchase two shares of Common Stock exercisable at $1.00 per share. Exemption for this transaction is claimed under Section 4(2) of the Securities Act of 1933 since it was strictly a private placement whereby all investors agreed to accept the Units for long-term investment and to have the certificates therefor legended to prevent further distribution or resale of the securities unless pursuant to registration or an appropriate exemption therefrom. Two of these investors were Mr. Durand, the Chief Executive Officer of the Company, who purchased $10,000 of the Units, and Mr. Brodkorb, the Chief Financial Officer of the Company, who purchased $16,340 of the Units.

        C. In June 1998 the Company issued a total of 370,000 shares of its Common Stock to four persons who contributed services to the Company based on $.25 per share. These issuances were as follows:

Person Providing Services       Total Value of Services    Shares Issued
-------------------------       -----------------------    -------------
Mid-America Venture Capital
  Fund, Inc ....................      $62,500                  250,000
Claude Jasper Yow ..............      $25,000                  100,000
Roger Garmann ..................      $ 2,500                   10,000
Darrell Bearson ................      $ 2,500                   10,000

Messrs. Garmann and Bearson also received five-year warrants to purchase 10,000 shares of Common Stock apiece exercisable at $1.00 per share. These were all isolated private transactions with exemptions from registration claimed under
Section 4(2) of the Securities Act of 1933, and all stock certificates were legended to prevent further distribution unless registered or satisfying an appropriate exemption from registration.

     D. In December 1998 the Company issued 268,000 shares of its Common Stock to Richard Meyers Family Trust, an accredited investor, in a private sale at $.75 per share, total consideration of $201,000. This was an isolated private transaction and exemption from registration is claimed under Section 4(2) of the Securities Act of 1933, with the stock certificate being legended to prevent further disposition without registration or an appropriate exemption therefrom.

     E. In January 1999 the Company reduced the exercise price of its outstanding warrants which were sold as part of the Unit private placement in 1998 to $.50 per share from its original $1.00 per share until the end of February, 1999. Incident thereto, in January-February, 1999 the Company issued a total of 2,342,080 shares of its Common Stock to certain warrantholders exercising their warrants at the reduced price of $.50 per share. Consideration received by the Company for these warrant exercises consisted of $418,002 in cash and $753,038 in gold bullion and coins. Exemption from registration is claimed under Section 4(2) of the Securities Act of 1933 since these were private transactions with existing shareholders not involved in a public offering, and they accepted their common shares for long-term investment and the certificates therefor were legended with a restrictive legend preventing further distribution or resale unless registered or satisfying an appropriate exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person against all liability and expense (including attorney's fees and settlement costs) incurred by reason of the fact of being a director or officer of the Company, or by reason of any action alleged to have been taken or omitted in such capacity. Expenses (including attorney's fees) incurred in defending an action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding to the fullest extent permitted by the laws of the State of Delaware. The Company also may purchase and maintain insurance on behalf of any person who is a director or officer of the Company against any liability asserted against and incurred by such person arising out of such person's position with the Company, whether or not the Company would have the power to indemnify against such liability under the provisions of the Company's Certificate of Incorporation.

     The indemnification provided by the Company's Certificate of Incorporation and Bylaws is not deemed to be exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of stockholders or disinterested directors, statutory law, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

     The Company's audited financial statements for the period from inception (October 7, 1997) to December 31, 1997 and the fiscal year ended December 31, 1998, and its unaudited interim financial statements for the six-month period ended June 30, 1999 are included herewith as pages F-1 through F-16.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                  Pages
                                                                                  -----
Report of independent public accountants ......................................   F-1

Audited consolidated financial statements for the year
  ended December 31, 1998 and the period from October 7,
  1997 (Inception) to December 31, 1997 .......................................   F-2 through F-12

Unaudited interim financial statements for the six-month
  period ended June 30, 1999
 ...............................................................................   F-13 through F-16


                                    PART III


ITEM 1. EXHIBITS

     Exhibits required to be included with this 10SB registration are listed in the Index to Exhibits beginning on page 22 of this Form 10-SB under "Item 2 Description of Exhibits."

                                  [LETTERHEAD]



To the Board of Directors
ISA INTERNATIONALE, INC. AND SUBSIDIARY
Faribault, Minnesota

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of ISA Internationale, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998, and the period from October 7, 1997 (inception) to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISA Internationale, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998, and for the period from October 7, 1997 (inception) to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a loss of $618,052 in 1998 and at December 31, 1998, had an accumulated deficit of $747,208. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    /s/Stirtz Bernards Boyden
                                                    Surdel & Larter, P.A.
                                                    ---------------------------

Edina, Minnesota
April 9, 1999

                     ISA INTERNATIONALE, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                             ----------------------------
                                                                                 1998             1997
                                                                             -----------      -----------
                       ASSETS
Current assets:
   Cash and cash equivalents                                                 $   186,600      $   401,064
   Accounts receivable, no allowance for doubtful accounts
     considered necessary                                                          8,373             --
                                                                             -----------      -----------
          Total current assets                                                   194,973          401,064
                                                                             -----------      -----------
Property and equipment                                                           434,614             --
Less accumulated depreciation                                                     (7,615)            --
                                                                             -----------      -----------
                                                                                 426,999             --
                                                                             -----------      -----------
Deposits                                                                         115,511             --
                                                                             -----------      -----------
Deferred income taxes                                                              4,000             --
                                                                             -----------      -----------
          Total assets                                                       $   741,483      $   401,064
                                                                             -----------      -----------
                                                                             -----------      -----------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                           $    38,482      $       250
  Accrued liabilities                                                             40,250             --
  Deferred income taxes                                                            4,000             --
                                                                             -----------      -----------
          Total current liabilities                                               82,732              250
                                                                             -----------      -----------
Deferred rent                                                                      9,529             --
                                                                             -----------      -----------
Stockholders' equity:
   Preferred stock, $.0001 par value, 5,000,000 shares
     authorized in 1998 and -0- shares authorized in 1997;
     -0- shares issued and outstanding                                               --              --
   Common stock, $.0001 par value in 1998 and $.01 par
     value in 1997, 30,000,000 shares authorized;
     13,690,135 shares in 1998 and 10,646,000 shares in
     1997 issued and outstanding                                                   1,369          106,460
   Common stock subscribed (790,000 shares in 1997)                                 --              7,900
   Additional paid-in capital                                                  1,395,061          412,360
   Accumulated deficit                                                          (747,208)        (125,906)
                                                                             -----------      -----------
          Total stockholders' equity                                             649,222          400,814
                                                                             -----------      -----------
          Total liabilities and stockholders' equity                         $   741,483      $   401,064
                                                                             -----------      -----------
                                                                             -----------      -----------

                 See Notes to Consolidated Financial Statements

                     ISA INTERNATIONALE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                PERIOD FROM
                                                                                              OCTOBER 7, 1997
                                                                       YEAR ENDING             (INCEPTION) TO
                                                                       DECEMBER 31,              DECEMBER 31,
                                                                           1998                     1997
                                                                     ---------------          ---------------
Net sales                                                            $        35,113          $          --
Cost of goods sold                                                            16,155                     --
                                                                     ---------------          ---------------
    Gross profit                                                              18,958                     --

Operating expenses:
    Selling and marketing                                                     48,649                     --
    Engineering and programming                                              182,313                     --
    Warehousing and shipping                                                  47,646                     --
    General and administrative                                               206,740                   13,800
    Depreciation                                                               7,615                     --
    Pre-operating costs                                                       96,079                  113,006
                                                                     ---------------          ---------------
         Operating loss                                                     (570,084)                (126,806)

Other - income (expense):
    Interest income                                                           23,221                      900
    Other charges                                                            (71,189)                    --
                                                                     ---------------          ---------------
         Net loss                                                    $      (618,052)         $      (125,906)
                                                                     ---------------          ---------------
                                                                     ---------------          ---------------
Basic loss per common share                                          $          (.05)         $          (.01)
                                                                     ---------------          ---------------
                                                                     ---------------          ---------------
Weighted average shares outstanding                                       13,074,983               10,156,400
                                                                     ---------------          ---------------
                                                                     ---------------          ---------------

                 See Notes to Consolidated Financial Statements

                     ISA INTERNATIONALE, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 COMMON STOCK
                                                     ---------------------------------------
                                                      NUMBER OF                                PAID-IN    ACCUMULATED
                                                        SHARES      PAR VALUE   SUBSCRIBED     CAPITAL       DEFICIT       TOTAL
                                                     -----------  ------------ ------------  -----------  -------------  ---------
BALANCE, October 7, 1997 (inception)                         --    $      --    $      --     $      --    $     --     $     --

    Issuance of common stock in settlement of
        accounts payable                              5,048,000       50,480           --            --          --         50,480

    Issuance of common stock for services             4,986,000       49,860           --            --          --         49,860

    Common stock subscribed for services (790,000
        shares)                                              --           --        7,900            --          --          7,900

    Donated services on October 16, 1997                     --           --           --         18,480         --         18,480

    Issuance of common stock for cash                   612,000        6,120           --        393,880         --        400,000

    Net loss                                                 --           --           --            --     (125,906)     (125,906)
                                                     -----------  ------------ ------------  -----------  -------------  ---------
BALANCE, December 31, 1997                           10,646,000      106,460        7,900        412,360    (125,906)      400,814

    Issuance of common stock                             79,000        7,900       (7,900)           --           --           --

    Issuance of common stock and common stock
        warrants for cash                               336,600        3,366           --        216,634          --       220,000

    Recapitalization of Company upon merger with
        Internationale Shopping Alliance Inc.
        (Note 3)                                      1,400,100     (116,409)          --        121,008          --         4,599

    Issuance of common stock and common stock
        warrants for cash                               898,935           90           --        613,286          --       613,376

    Offering costs                                           --           --           --         (8,015)         --        (8,015)

    Issuance of common stock and common stock
        warrants for services                           370,000           37           --         96,463          --        96,500

    Redemption of common stock and common
        stock warrants for cash                        (751,500)         (75)          --        (56,675)      (3,250)     (60,000)

    Net loss                                                 --           --           --            --      (618,052)    (618,052)
                                                     -----------  ------------ ------------  -----------  -------------  ---------
BALANCE, December 31, 1998                            13,690,135  $     1,369  $       --    $ 1,395,061  $  (747,208)   $ 649,222
                                                     -----------  ------------ ------------  -----------  -------------  ---------
                                                     -----------  ------------ ------------  -----------  -------------  ---------


                See Notes to Consolidated Financial Statements.

                     ISA INTERNATIONALE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) In Cash and Cash Equivalents

                                                                                         PERIOD FROM
                                                                                       OCTOBER 7, 1997
                                                                        YEAR ENDED     (INCEPTION) TO
                                                                       DECEMBER 31,      DECEMBER 31,
                                                                           1998              1997
                                                                     ---------------  -----------------
Cash flows from operating activities:
   Net loss                                                           $  (618,052)      $  (125,906)
   Adjustments to reconcile net loss to net cash flows from
    operating activities:
     Common stock issued in settlement of accounts
      payable                                                                =               50,480
     Common stock and warrants issued for services                         96,500            49,860
     Common stock subscribed for services                                    =                7,900
     Donated services by common stockholders                                 =               18,480
     Depreciation                                                           7,615              =
     Accounts receivable                                                   (8,373)             =
     Deposits                                                            (115,511)             =
     Accounts payable                                                      38,232               250
     Accrued liabilities                                                   40,250              =
     Deferred rent                                                          9,529              =
                                                                     -------------      ------------
        Net cash flows from operating activities                         (549,810)            1,064
                                                                     -------------      ------------

Cash flows from investing activities:
   Property and equipment purchases                                      (434,614)             =
                                                                     -------------      ------------
Cash flows from financing activities:
   Proceeds from issuance of common stock and warrants,
    net of offering costs                                                 825,361           400,000
   Recapitalization of the Company upon merger with
    Internationale Shopping Alliance, Inc.                                  4,599              =
   Redemption of common stock                                             (60,000)             =
                                                                     -------------      ------------
          Net cash flows from financing activities                        769,960           400,000
                                                                     -------------      ------------
          Net increase (decrease) in cash and cash
           equivalent                                                    (214,464)          401,064

Cash and cash equivalents - beginning of period                           401,064              =
                                                                     -------------      -----------

Cash and cash equivalents - end of period                            $    186,600       $   401,064
                                                                     -------------      ------------
                                                                     -------------      ------------

                See Notes to Consolidated Financial Statements.

                     ISA INTERNATIONALE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           YEAR ENDED DECEMBER 31, 1998
                 AND THE PERIOD FROM OCTOBER 7, 1997 (INCEPTION)
                               TO DECEMBER 31, 1997

1.  GOING CONCERN

    As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $618,052 during the year ended December 31, 1998, and as of that date had an accumulated deficit of $747,208. These factors raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 31, 1998, the Company raised equity through a private placement and management's plans include raising additional equity and increasing revenues through marketing and distribution efforts. However, there can be no assurance that the Company will raise additional funds to meet its future financing requirements or that future operations will be successful. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

2.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS

        ISA Internationale, Inc. (the Company) was incorporated on June 2, 1989, under the laws of the state of Delaware and is a non-reporting publicly-held corporation. The Company develops, produces and broadcasts home shopping programming nationally and internationally via satellite, cable, and the internet.

        On May 8, 1998, Internationale Shopping Alliance Incorporated (Internationale), a Minnesota corporation, was merged with the Company
        (ISA), a Delaware corporation, pursuant to a merger agreement, dated April 23, 1998. Upon consummation of the merger of Internationale with ISA, Internationale became a wholly-owned subsidiary of ISA (see Note 3).

        In 1997, the Company was in the development stage and its efforts were principally devoted to organizational activities, raising capital and pre-operating activities. The Company commenced operations in November 1998.

        CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation.


                                  (Continued)

        USE OF ESTIMATES

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include cash on hand, cash in banks and money market funds with maturities of three months or less.

        PROPERTY AND EQUIPMENT

        Property and equipment are carried at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. The cost of maintenance and repairs are expensed as incurred and significant renewals and betterments are capitalized.

        NET SALES

        Sales include merchandise sales and are reduced by incentive discounts and sales returns to arrive at net sales. Sales are recorded for credit card sales upon transaction authorization, and for check sales upon receipt of customer payment, which does not vary significantly from the time goods are shipped. The Company's sales policy allows merchandise to be returned at the customer's discretion, generally up to 30 days. Allowances for returned merchandise and other adjustments are provided based upon past experience.

        INCOME TAXES

        The Company follows FASB Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Items with differences between financial and income tax bases include net operating loss carryforwards and the treatment of start-up costs. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.


                                  (Continued)

        BASIC LOSS PER COMMON SHARE

        Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted and basic loss per common share are the same amounts for each of the periods presented. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

        ADVERTISING

        Advertising costs are expensed as incurred. Advertising costs were $3,980 in 1998 and $-0- in 1997.

3.  RECAPITALIZATION

    On May 8, 1998, Internationale Shopping Alliance, Inc. (Internationale) was merged with ISA Internationale, Inc. (ISA), pursuant to a merger agreement dated April 23, 1998. Upon consummation of the merger of Internationale with ISA, Internationale became a wholly-owned subsidiary of ISA. ISA remains the continuing legal entity and registrant for Securities and Exchange Commission reporting purposes.

    Under terms of the merger agreement, the stockholders of Internationale exchanged all of the issued and outstanding shares and warrants for 11,772,600 shares of common stock of ISA, and 4,781,200 warrants to purchase common stock at $1.00 per share for a period of five years. Immediately after consummation of the agreement, the former stockholders of Internationale owned 89% of the outstanding shares of ISA's common stock. Accordingly, for financial statement purposes, the transaction has been accounted for as if Internationale had acquired ISA. The consolidated financial statements present operations of Internationale from inception and include ISA's operations only from the date of acquisition.

    For accounting and financial reporting purposes, the merger was treated as a recapitalization of ISA. Since ISA had no business operations other than the search for a suitable target business, ISA's assets were recorded in the balance sheet at book value. At the time of the merger, ISA had $8,599 of net assets, principally cash, which was recorded as equity. Additional transaction costs totaling $4,000, represent legal fees related to the merger. These charges constitute transaction fees and, accordingly, have been recorded as a charge and an offsetting credit to additional paid-in capital.


                                  (Continued)

4.  CONCENTRATIONS

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

5.  PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                                       1998                 1997
                                                               --------------------   ----------------
     Broadcast equipment                                         $       322,304         $     -
     Furniture and fixtures                                               39,125               -
     Computer and telephone equipment                                     50,185               -
     Leasehold improvements                                               23,000               -
                                                                 ---------------         ------------
                                                                 $       434,614         $     -
                                                                 ---------------         ------------
                                                                 ---------------         ------------

Depreciation charged to operations was $7,615 in 1998 and $-0- in 1997.

6.  INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

                                                                       1998                 1997
                                                               --------------------   ----------------
Deferred income tax assets:

    Current:
         Accrued liabilities                                     $        2,000         $     -
                                                                 --------------         ------------
Non-current:
    Net operating loss carryforward                                     261,000               5,000
    Pre-operating costs recorded as an asset for
      tax and expensed in the financial
      statements                                                         33,000              38,000
    Deferred rent                                                         4,000               -
    Less valuation allowance                                           (291,000)            (43,000)
                                                                 ---------------         ------------
                                                                          7,000               -
                                                                 ---------------         ------------
                                                                 $        9,000          $    -
                                                                 ---------------         ------------
                                                                 ---------------         ------------

                                  (Continued)

                                                                       1998                 1997
                                                               --------------------   ----------------

Deferred income tax liabilities:

    Current:
      Prepaid rent deposits                                      $        6,000          $      -

    Non-current:
      Depreciation for tax in excess of financial
        statements                                                        3,000                 -
                                                                 --------------          ------------

                                                                 $        9,000          $      -
                                                                 --------------          ------------
                                                                 --------------          ------------

As of December 31, 1998, the Company had approximately $671,000 of net operating loss carryforwards for federal and state income tax purposes that are available to offset future taxable income through the year 2013. Certain restrictions caused by the change in ownership resulting from sales of stock may limit annual utilization of the net loss carryforwards.

7.  LEASES

    The Company leases office and production facilities under an operating lease agreement with an entity owned by a shareholder, which expires in September 2003, and calls for escalating rent payments from $6,303 to $11,435 per month over the term of the agreement. The lease provides for a five-year renewal term at the option of the Company, with rent increases of five percent per year. Rent expense was $28,439 for the year ended December 31, 1998.

    Total future minimum lease payments are as follows:

        1999                                                 $    81,920
        2000                                                     106,686
        2001                                                     126,021
        2002                                                     132,325
        2003                                                     102,919
                                                             -----------

                                                             $   549,871
                                                             -----------
                                                             -----------


                                  (Continued)

8.  EQUITY

        PREFERRED STOCK

        The preferred stock may be issued from time to time in one or more series. Each series is to be distinctly designated. All shares of any series of the preferred stock shall be alike in all rights, except for different dates. Each series will identify the rights to preference in liquidations, voting rights, dividend and other powers, qualifications, or restrictions.

        WARRANTS

        Between October 1997 and June 1998, the Company issued warrants that are exercisable over 5 years, to purchase 6,513,070 shares of $.0001 par value common stock at $1.00 per share. These warrants were issued as part of common stock transactions. In December 1998, 553,000 warrants were canceled as part of a common stock redemption.

        ADDITIONAL PAID-IN CAPITAL

        During 1997, the Company received donated services from its stockholders. Accordingly, these services have been recorded at fair market value of $18,480 and additional paid-in capital has been increased by a corresponding amount.

        SHARES RESERVED FOR FUTURE ISSUANCE

        At December 31, 1998, common stock was reserved for the following purposes:

           Exercise of stock warrants                              5,960,070
                                                               -------------
                                                               -------------

9.  OTHER CHARGES

    In 1998, the Company incurred other charges of $71,189, of which $62,500 represented common stock issued for services. These charges represent costs associated with a withdrawn private placement offering in which no proceeds were raised.


                                  (Continued)

10. SUBSEQUENT EVENTS

    The Company entered into the following transactions subsequent to December 31, 1998.

        EQUITY TRANSACTIONS

        Subsequent to December 31, 1998, the Company agreed to change the price warrant-holders could exercise warrants to purchase $.0001 par value common stock, for a temporary period from $1.00 per share to $.50 per share. In connection with this offer, 2,342,080 warrants to purchase $.0001 par value common stock were exercised for $418,002 in cash and $753,038 in gold bullion and coins.

        Subsequent to December 31, 1998, the Company and three stockholders agreed to redeem 1,650,000 shares of $.0001 par value common stock for no consideration.

        SUBSIDIARY

        Subsequent to December 31, 1998, the Company incorporated a wholly-owned subsidiary for the purpose of selling product through telemarketing and for trading in gold bullion and coins.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of cash and cash equivalents approximates carrying amounts as of December 31, 1998 and 1997.

                             ISA INTERNATIONALE INC.
                                And Subsidiaries

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                                                            June 30, 1999
                                                                                           ----------------
                    ASSETS
                    ------
Current assets:                                                                            $
  Cash and cash equivalents                                                                           27,695
  Accounts receivable                                                                                313,505
  Inventory, precious metals(pledged)                                                                339,640
  Prepaid expense                                                                                      3,969
                                                                                                     -------
                                           Total current assets                                      684,809
                                                                                                     -------

Property and equipment                                                                               482.680
  Less accumulated depreciation                                                                      (46,872)
                                                                                                     -------
Other assets:                                                                                        435,808
                                                                                                     -------
  Deposits                                                                                            17,008
  Deferred income taxes                                                                                4,000
                                                                                                     -------
                                                    Total assets                           $       1,141,625
                                                                                                   ---------
                                                                                                   ---------
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current liabilities:                                                                       $
  Loan payable to precious metals supplier(secured)                                                  285,408
  Accounts payable                                                                                   229,307
  Accrued liabilities                                                                                 42,994
  Deferred income taxes                                                                                4,000
                                                                                                     -------
                                           Total current liabilities                                 561,709
                                                                                                     -------
Deferred rent                                                                                          9,529
                                                                                                     -------

Stockholders' equity:
  Preferred stock, 5,000,000 shares authorized, none outstanding
  Common stock, $.0001 par value, 30,000,000 shares authorized,                                          ---
   14,382,215 shares issued and outstanding                                                            1,438
Additional paid-in capital                                                                         2,566,032
Accumulated deficit                                                                               (1,997,083)
                                                                                                  ----------
                                          Total stockholders' equity                                 570,387
                                                                                                  ----------
     Total liabilities and stockholders' equity                                                    1,141,625
                                                                                                   ---------


                   See Notes to Unaudited Financial Statements

                             ISA INTERNATIONALE INC.
                                And Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                      For Three Months Ended
                                                                      ----------------------
                                                                       June 30,      June 30,
                                                                         1999          1998
                                                                      ----------   ---------
Net sales                                                             $1,140,210    $  -0-
   Cost of goods sold                                                    963,631       -0-
                                                                      ----------   ---------
        Gross margin                                                     176,579       -0-
Operating expenses:
   Selling and marketing                                                  46,899       -0-
   Engineering and programming                                           339,694       -0-
   Warehousing and shipping                                               54,870       -0-
   General and administrative                                            353,899     150,229
   Depreciation                                                           20,611       -0-
                                                                      ----------   ---------
             Operating loss                                             (639,394)   (150,229)
Other income(interest)                                                       211       5,571
                       Net loss                                       $ (639,183)  $(144,658)
                                                                      ----------   ---------
                                                                      ----------   ---------

Basic loss per common share                                              $  (.04)     $ (.01)
                                                                         -------      ------
                                                                         -------      ------

Weighted average shares outstanding                                   14,823,115  13,721,150
                                                                      ----------  ----------
                                                                      ----------  ----------


                                                                        For Six Months Ended
                                                                       ----------------------
                                                                       June 30,      June 30,
                                                                         1999          1998
                                                                       --------      --------
Net sales                                                             $1,251,465     $  -0-
   Cost of goods sold                                                  1,055,307        -0-
                                                                      ----------    ---------
        Gross margin                                                     196,158        -0-
Operating expenses:
   Selling and marketing                                                 105,051        -0-
   Engineering and programming                                           641,287        -0-
   Warehousing and shipping                                               85,680        -0-
   General and administrative                                            575,715     118,968
   Depreciation                                                           39,237        -0-
                                                                      ----------   ---------
             Operating loss                                           (1,250,812)   (118,968)
Other income - interest                                                      937      12,296
                                                                      ----------   ---------
                       Net loss                                      $(1,249,875)  $(106,672)
                                                                      ----------   ---------
                                                                      ----------   ---------
Basic loss per common share                                              $  (.08)     $ (.01)
                                                                         -------      ------
                                                                         -------      ------
Weighted average shares outstanding                                   14,823,115  13,721,150
                                                                      ----------  ----------
                                                                      ----------  ----------

                   See Notes to Unaudited Financial Statements

                             ISA INTERNATIONALE INC.
                                And Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                  For the Six Months Ended
                                                                                  ------------------------
                                                                                    June 30,     June 30,
                                                                                      1999         1998
                                                                                    --------     --------
Cash flows from operating activities:
   Net loss                                                                       $ (1,249,875)  $(232,462)
Adjustments to reconcile net loss to net
  cash flows from operating activities:
  Stock issued for services                                                                        200,400
  Accounts receivable increase                                                        (305,132)      -0-
  Inventory increase                                                                  (339,640)      -0-
  Prepaid expense increase                                                              (3,969)      -0-
  Depreciation                                                                          39,237       -0-
  Deposit decrease                                                                      98,503       -0-
  Loan payable, supplier                                                               285,408       -0-
  Accounts payable increase                                                            190,845         259
  Accrued liabilities increase                                                           2,744       -0-
                                                                                    ----------     -------
Net cash flows from operating activities                                            (1,281,879)    (31,803)
                                                                                    ----------     -------
Cash flows from investing activities:
   Equipment acquisition and leasehold improvements                                    (48,066)      -0-
                                                                                    ----------     -------
Cash flows from financing activities
   Proceeds from issuance of common stock
     incident to warrant conversions                                                 1,171,040       -0-
   Proceeds from issuance of common stock
     less notes receivable due                                                           -0-       503,440
                                                                                    ----------     -------
Net cash flows from financing activities                                             1,171,040     503,440
                                                                                    ----------     -------
Net increase(decrease) in cash and cash equivalent                                    (158,905)    471,637
Cash and cash equivalent, beginning of period                                          186,600     401,064
                                                                                    ----------     -------
Cash and cash equivalent, end of period                                             $   27,695    $872,701
                                                                                    ----------    --------
                                                                                    ----------    --------

                   See Notes to Unaudited Financial Statements

                             ISA INTERNATIONALE INC.
                                And Subsiidiaries

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(UNAUDITED)
                     For The Six Months Ended June 30, 1999

1. CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned two subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions contained in Regulation S-B. In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audit report for the years ended December 31, 1998 and 1997.

2. INVENTORIES

Inventories are carried at the lower of cost or market and consist of precious metals owned by the Company at June 30, 1999. These inventories were pledged as collateral to a short term loan from the supplier. At August 31, 1999, the loan had been paid in full.

3. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following at June 30, 1999:

                 Broadcast equipment and uplink transmitters                         $  331,670
                 Furniture and fixtures                                                  56,673
                 Computer and telephony equipment                                        71,337
                 Leasehold improvements                                                  23,000
                                                                                     ----------
                                                                                     $  482,680

Depreciation charges to operations was $39,257 in 1999.

4. INCOME TAX

As of June 30, 1999, the Company had approximately $1,928,000 of net operating loss carryforwards for federal and state income tax purposes that are available to offset future taxable income through the year 2014. Certain restrictions caused by the change in ownership resulting from sales of stock may limit annual utilization of the net loss carryforwards.

5. LEASES

The Company and its subsidiaries lease office and production facilities under operating lease agreements (i) in Knoxville, Tennessee with an entity owned by a shareholder, which expires in September 2003, and calls for escalating rent payments from $6,303 to $11,435 per month over the term of the lease, and (ii) in Eagan, Minnesota under a lease which expires in April 2004, and calls for payments from $6,180 per month over the term of the lease, subject to "BLS" increases. Rent expense for the first six months of 1999 was $63,280

Total future minimum lease payments                         1999     $    76,360
  are as follows:                                           2000         252,846
                                                            2001         240,181
                                                            2002         206,483
                                                            2003         177,079
                                                                         -------
                                                                     $   952,949

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 15 day of September, 1999.

                                           ISA INTERNATIONALE INC.

                                         By
                                           ------------------------------
                                              Gerald J. Durand, President
                                              and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature                 Title                                              Date
---------                 -----                                              ----

/s/ Gerald J. Durand
------------------------  President, CEO and Director                        September 15, 1999
Gerald J. Durand

/s/ Bernard L. Brodkorb
------------------------  Treasurer, Chief Financial Officer and Director    September 15, 1999
Bernard L. Brodkorb

/s/ Ronald G. Wolfbauer
------------------------  Director                                           September 15, 1999
Ronald G. Wolfbauer


ITEM 2. DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

EXHIBIT NO.   PAGE NO.      DESCRIPTION
-----------   --------      -----------
2(i)                        Articles of Incorporation and Amendments thereto of
                            registrant.

2(ii)                       Bylaws of registrant.

3                           Common stock certificate of registrant.

5                 -         Not applicable.

6(i)                        Agreement and Plan of Business Combination dated
                            April 11, 1998 between the registrant (formerly known as 1-800 Consumer International Inc.), a
                            Delaware corporation, and Internationale Shopping
                            Alliance, Inc., a Minnesota corporation (now a wholly-owned subsidiary of registrant).

6(ii)                       Contract Agreement with Bee Sweet Enterprises

6(iii)                      Commercial lease between registrant and Claude Yow

7                 -         Not applicable


                                       -22-